GLOBAL CORNERSTONE HOLDINGS LIMITED
641 Lexington Avenue
28th Floor
New York, NY  10022

April 13, 2011

VIA EDGAR AND FACSIMILE
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NW
Washington, DC 20549

Attn:	Ms. Pamela Long

Re:	Global Cornerstone Holdings Limited
Registration Statement on Form S-1, as amended
Over the Counter Bulletin Board
SEC File No. 333-172120

Dear Ms. Long:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 2:00 p.m. on Tuesday, April 14, 2011, or as soon as thereafter practicable.

Please note that we acknowledge the following:

o	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o	the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GLOBAL CORNERSTONE HOLDINGS LIMITED

By:	/s/ James D. Dunning, Jr.
James D. Dunning, Jr.
Chairman and Chief Executive Officer